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                                                                  Exhibit 99.(i)

                      PAUL, HASTINGS, JANOFSKY & WALKER LLP
                             515 South Flower Street
                          Los Angeles, California 90071
                            Telephone (213) 683-6000

                                February 25, 2005

Stonebridge Funds Trust
1625 Broadway, Suite 2200
Denver, Colorado 80202

Ladies and Gentlemen:

          We have acted as counsel to Stonebridge Funds Trust, a Delaware statutory trust (the "Trust"), with respect to certain legal matters in connection with the capital shares of the Trust offered pursuant to a Registration Statement on Form N-1A (Registration Statement No. 33-12893), as amended, filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended (the "Registration Statement").

          We hereby consent to the reference to Paul, Hastings, Janofsky & Walker LLP under the caption "Legal Counsel" in the Statement of Additional Information which forms part of the Registration Statement.


                                     Very truly yours,


                                     /s/ PAUL, HASTINGS, JANOFSKY & WALKER LLP

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                      Paul, Hastings, Janofsky & Walker LLP
                             515 South Flower Street
                          Los Angeles, California 90071
                            Telephone (213) 683-6000

February 25, 2005

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

     RE:   Stonebridge Funds Trust
           (File Nos. 2-12893 and 811-00749)
           SEC Correspondence

Dear Sir or Madam:

     This will summarize the comments received from Mr. Dominic Minore on February 22, 2005 on Post-Effective Amendment No. 68 to the Form N-1A Registration Statement of Stonebridge Funds Trust (the "Trust" or the "Funds") and our response thereto:

1. Prospectus, Cover Page - Disclosure of Portfolio Securities. Mr. Minore suggested that we move a statement that a description of the Funds' policies and procedures with respect to the disclosure of the Funds' portfolio securities is available in the Trust's Statement of Additional Information (the "SAI") to the section of the Prospectus with disclosures required by Item 4 of Form N-1A.

     Response: We moved the disclosure to page 10 of the Prospectus, which includes the disclosures required by Item 4.

2. Prospectus, Page 3 - Principal Risks. Mr. Minore suggested (a) replacing "Investments in common stocks include the following risks:" with "The principal risks of investing in the Fund are:" and (b) moving a paragraph regarding the Stonebridge Growth Fund's weighted average market capitalization to above the heading "Principal risks of investing in the Fund."

     Response: We made the suggested revisions. We also made a corresponding revision to item (a) above on page 5 with respect to the Stonebridge Aggressive Growth Fund.

3. Prospectus, Pages 5 and 9 - Market Capitalization. On page 5, Mr. Minore suggested (a) defining "small capitalization" by including a range of market capitalizations and (b) changing "smaller companies" to "smaller capitalization companies" in a disclosure regarding a principal risk of the Stonebridge Aggressive Growth Fund. On page 9, Mr. Minore also suggested
     (c) defining "small

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     capitalization" by including a range of market capitalizations, (d) if the lower limit of the range of such market capitalizations was low, including disclosure that the Fund may invest in stocks of micro-cap companies, and
     (e) including disclosure of the risks associated with investments in small and micro capitalization companies.

     Response: We defined small capitalization companies as those companies with market capitalizations of $400 million to $3 billion, and we made the suggested revision in item (b) above. We also included disclosure on page 9 that the Fund may invest in micro capitalization companies, which we defined as companies with market capitalizations of under $400 million. We also included disclosure on page 10 regarding the corresponding risks associated with investments in small and micro capitalization companies.

4. Prospectus, Page 7 - Annual Fund Operating Expenses. Mr. Minore suggested moving the "Fee Waiver" and "Net Fund Operating Expenses" lines from the table to the footnote accompanying the table, since the fee waivers described were not effective for a period of 12 months from the date of the Prospectus.

     Response:  We made the suggested revisions.

5. Prospectus, Page 10 - Foreign Securities. Mr. Minore suggested (a) disclosing the maximum investments in securities of foreign companies permitted by the Funds, and (b) if such investments were significant, adding disclosure in the Prospectus of the risks associated with such investments.

     Response: We disclosed that each Fund may invest up to 20% of its assets in the securities of foreign companies and disclosed the risks associated with such investments.

6. Prospectus, Page 17 - Frequent Purchases and Redemptions of Fund Shares. Mr. Minore suggested (a) adding disclosure that the Trust's policies and procedures with respect to frequent purchases and redemptions of Fund shares apply uniformly to all persons in all cases and (b) highlighting the standards used by the Trust's President and Chief Compliance Officer in approving any waivers of the Trust's redemption fee.

     Response: We added the disclosure requested in item (a) above and specified that redemption fee waivers may be granted only if the President and Chief Compliance Officer determine that redemptions are not motivated by short-term trading considerations (e.g., in the case of financial emergencies) and will not adversely affect the relevant Fund(s).

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7.   Prospectus, Page 17 - Price of Fund Shares. Mr. Minore suggested that to the extent the Funds invest in securities of other open-end investment companies, we include the disclosure required by the instruction to Item 6(a)(1) of Form N-1A be included.

     Response: We added disclosure that each Fund may invest in shares of other open-end investment companies ("mutual funds"). We also stated that with respect to such investments, each Fund's NAV is calculated based on the net asset values of the mutual funds, and the prospectuses for those mutual funds explain the circumstances under which such funds use fair value pricing and the effects of using fair value pricing.

8.   Prospectus, Page 22 - Financial Highlights. Mr. Minore suggested that we
     (a) include disclosure in the SAI that the Funds' Annual Report for the year ended October 31, 2004 is incorporated by reference, (b) file a new consent of the Trust's independent registered public accounting firm with the Trust's 485(b) filing, and (c) reflect the filing of such consent in the list of exhibits attached to the Trust's 485(b) filing.

     Response: The Trust's SAI incorporates the Funds' 2004 Annual Report by reference. Further, we have attached an updated consent by Tait, Weller & Baker, the Trust's independent registered public accounting firm, to the Trust's 485(b) filing, and reflected the filing of such consent in the list of exhibits attached to the Trust's filing.

9. SAI, Page 8 - Investment Restrictions. Mr. Minore suggested that if the Funds' investment objectives were fundamental that they be included in the list of the Funds' fundamental investment restrictions, and that if such objectives were not fundamental, that disclosure be added to the Prospectus specifying that such objectives could be changed without shareholder approval, and indicating the length of notice required to change such objectives.

     Response: Because the Funds' investment restrictions are not fundamental, we included disclosure on pages 8 and 9 of the Prospectus that such objectives may be changed without shareholder approval, with 60 days' notice.

10. SAI, Page 9 - Restricted Securities. Mr. Minore suggested that we disclose that a maximum of 15% of each Fund's total assets may be invested in illiquid securities, which includes restricted securities.

     Response:  We added the suggested disclosure.

11. SAI, Page 15 - Disclosure of Portfolio Holdings. Mr. Minore suggested that we:

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     (a) Separately disclose (i) the manner in which the Trust discloses publicly available portfolio holdings information and (ii) information with respect to the Trust's disclosure of non-public information.

     Response: Immediately preceding our disclosures regarding the release of non-public information, we added disclosure regarding the publication of the Trust's complete portfolio schedules at the end of the second and fourth fiscal quarters in its Semi-Annual and Annual Reports within 60 days of the end of the quarter, and in filings with the SEC of such Reports on Form N-CSR within ten days of mailing of such Reports to shareholders. We also disclosed that the Trust files the Funds' complete portfolio schedules as of the end of the first and third fiscal quarters with the SEC on Form N-Q within 60 days of the end of the quarter.

     (b) Confirm that disclosure of portfolio holdings information to persons approved in writing by the Trust's Chief Compliance Officer is subject to confidentiality requirements and must be made pursuant to a legitimate business purpose.

     Response: We added a statement that disclosure of information to any person approved in writing by the Trust's Chief Compliance Officer is subject to confidentiality requirements and must be made pursuant to a legitimate business purpose.

     (c) Disclose with specificity all "other professionals" other than the Trust's independent registered public accounting firm and attorneys who are engaged by the Trust and to whom the Trust provides portfolio holdings information.

     Response: We determined that as of February 25, 2005, the Trust does not provide portfolio holdings information to any professionals other than the Trust's independent registered public accounting firm and attorneys who are engaged by the Trust, and therefore deleted the reference to "other professionals."

     (d) Disclose with specificity the lag times of information provided to the Trust's independent registered public accounting firm and attorneys who are engaged by the Trust.

     Response: We disclosed that information provided to the Trust's independent registered public accounting firm and attorneys who are engaged by the Trust is provided as needed with no lag time.

     (e) Expand disclosure regarding the confidentiality requirements to which release of such information is subject and specify that such requirements apply to the release of all non-public information.

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     Response: We disclosed that the release of all non-public information by the Trust is subject to confidentiality requirements. With respect to persons providing services to the Trust, information related to the Trust is required to be kept confidential pursuant to the Trust's agreements with such service providers. The Trust's independent registered public accounting firm and attorneys engaged by the Trust maintain the confidentiality of such information pursuant to their respective professional ethical obligations. The Trust provides portfolio holdings information to mutual fund rating agencies only after such information is filed with the SEC on Form N-CSR or Form N-Q, as applicable.

     (f) Disclose the procedures that the Trust uses to ensure that disclosure of information about portfolio is in the best interest of the Funds' shareholders, including procedures to address conflicts of interest between the (i) the Trust's shareholders and (ii) those of the Trust's investment adviser, principal underwriter, or any affiliated person of the Trust, its investment adviser or principal underwriter.

     Response: We disclosed that in the event of a conflict between the interests of Fund shareholders and those of the Trust's investment adviser, its principal underwriter, or any affiliated person of the Trust, its investment adviser or its principal underwriter, the Trust's Chief Compliance Officer will make a determination in the best interests of the Funds' shareholders, and will report such determination to the Board of Trustees of the Trust at the end of the quarter in which such determination was made.

12. Signature Page - Mr. Minore stated that the Trust's Post-Effective Amendment to its Registration Statement was required to be signed by its chief financial officer and controller.

     Response: We indicated on the signature page that Ms. Debra L. Newman, the Trust's Treasurer, functions as the Trust's chief financial officer and controller.

     We acknowledge on behalf of the Trust that: (i) it is responsible for the adequacy and accuracy of the disclosure in this filing; (ii) SEC staff comments regarding this filing or changes to disclosure in response to SEC staff comments regarding this filing reviewed by the SEC staff do not foreclose the Commission from taking any action with respect to this filing; and (iii) the Trust may not assert SEC staff comments as a defense in any proceeding initiated by the Commission or by any person under the federal securities laws of the United States.

                                       Sincerely,

                                       /s/ Laurie A. Dee
                                       Laurie A. Dee
                                       for Paul, Hastings, Janofsky & Walker LLP